News Release



Ref No. 14/2010



DBS FIRST-QUARTER EARNINGS AT SGD 532 MILLION, UP 17% FROM YEAR AGO

* * *

Operating trends strengthen with sustained business volume growth

SINGAPORE, 7 May 2010 – DBS Group Holdings recorded net earnings of SGD 532 million for first quarter 2010, up 17% from a year ago and 8% from the previous quarter. Revenues were higher as business volume growth across customer segments was sustained. While non-performing assets declined, additional allowances were set aside to improve their coverage.

Loans grew 3% from the previous quarter. The rise was more broad-based than recent quarters as corporate loans expanded in addition to housing loans. In Singapore, DBS continued to gain market share in housing and corporate loans with its differentiated offerings. Strengthening regional economic conditions contributed to corporate loan growth across various markets. The overall loan pipeline remained healthy.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809
Tel: 65.6878 8888
www.dbs.com

06-18-025 (08/2005)
Co. Reg. No: 199901152M



Net interest margins fell nine basis points from the previous quarter to 1.93% as a normalising credit environment and increased competition resulted in lower loan yields for housing loans and trade finance. The lower interest margins resulted in net interest income declining 5% from the previous quarter to SGD 1.07 billion.

Non-interest income grew 45% from the previous quarter to SGD 647 million, which contributed to a 9% improvement in overall revenues. Better market opportunities and customer flows in interest rate, foreign exchange and credit activities resulted in a three-fold rise in treasury income to SGD 230 million. Customer flows were one-third higher than the previous quarter and accounted for more than half of the first-quarter's treasury income. Fee income fell 5% to SGD 341 million. While investment banking revenues declined from the previous quarter's strong levels, the pipeline was healthy. Contributions from loan-related and trade and remittance activities remained strong.

Expenses were similar to the previous quarter at SGD 702 million, and the cost-income ratio was 41%.

The non-performing loan rate fell from 2.9% in the previous quarter to 2.7% due to customer repayments. DBS continued to be prudent in its classification and 41% of assets recognised as non-performing were still current in interest and principal repayments, similar to the previous quarter. Additional general and specific allowances of SGD 355 million were set aside during the quarter, resulting in the coverage of non-performing assets rising to 92% from 83% in the previous quarter. If collateral was considered, the coverage was 119%.

Compared to first quarter 2009, net profit rose 17% as non-interest income rose 10% and allowances declined 14%.

DBS continued to be strongly capitalised, with the total capital adequacy ratio of 17.1% and the tier-1 ratio of 13.4% being higher than the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M



DBS CEO Piyush Gupta said, "This quarter, we've started to lay the groundwork on our strategic priorities across the region, including on our leadership positioning in Singapore and the re-energising of Hong Kong. We've taken steps to strengthen our wealth management and SME businesses, and are developing more customer-centric processes. DBS has had good momentum so far, and in the months to come, we will continue to single-mindedly execute against strategy so as to become a leading Asian bank."

The Board declared a first-quarter dividend of 14 cents per share. The DBS Scrip Dividend Scheme will be applicable to the dividend. New shares will be issued, to shareholders who elect to receive the dividend in scrip, at a price which is at a 5% discount to the average of the last dealt price for DBS shares on each of 20, 21 and 24 May 2010.

DBS will maintain the frequency of its dividend payments for first half 2010. With effect from the second half of the year, DBS will move to semi-annual dividend payments. There are no other changes to DBS' dividend payout policy.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

News Release 

About DBS

DBS - Living, Breathing Asia
DBS is the largest bank in Singapore, a leading bank in Hong Kong and is one of the largest financial services groups in Asia. Headquartered in Singapore, DBS has operations in 16 markets and is a well-capitalised bank with "AA-" and "Aa1" credit ratings, one of the highest in the Asia Pacific region.

As a bank that specialises in Asia, DBS leverages its insights, deep understanding of the region and appreciation of local cultures to serve and build lasting relationships with its clients. DBS provides a full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. DBS will leverage its growing presence in China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows in the Greater China region. The bank is also focused on extending its footprint and facilitating capital flows in fast-growing Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472



DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended 31 March 2010.

For the first quarter of 2010, the Directors have declared an interim one-tier tax-exempt dividend of 14 cents (first quarter 2009: 14 cents) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 14 cents (first quarter 2009: 14 cents) for each DBSH ordinary share. The DBSH Scrip Dividend Scheme will be applied to these dividends.

The DBSH shares will be quoted ex-dividend on 20 May 2010. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 25 May 2010. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 24 May 2010 will be registered to determine shareholders' entitlement to the first quarter 2010 dividend.

The issue price for new shares to be allotted to shareholders who have elected to receive the first quarter 2010 dividend in scrip shall be the average of the last dealt prices of each DBSH ordinary share on the Singapore Exchange Securities Trading Limited for each of May 20, 21 and 24, 2010, to which a discount of 5% shall be applied.

The payment date for cash dividends / crediting of shares is 8 July 2010. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the first quarter 2010 one-tier tax-exempt dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders, either in cash or by crediting the securities accounts of shareholders with the relevant shares.

Shareholders are advised to also refer to a separate announcement, dated 7 May 2010, which outlines further administrative details with respect to the application of the DBSH Scrip Dividend Scheme to the first quarter 2010 dividend.

By order of the Board

Linda Hoon
Group Secretary

6 May 2010
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Unaudited Financial Results
For the First Quarter ended
31 March 2010

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2009, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2010, the Group adopted the following new or revised FRS and INT FRS that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 27 Consolidated and Separate Financial Statements
- FRS 103 Business Combination
- FRS 39 (Amendments) Financial Instruments: Recognition and Measurement
  - Eligible Hedged Items
  - Embedded Derivatives
- FRS 102 (Amendments) Share-Based Payment – Group Cash-settled Share-based Payment Transactions
- INT FRS 109 (Amendments): Reassessment of Embedded Derivatives
- INT FRS 117: Distributions of Non-cash Assets to Owners
- Improvements to FRSs

Refer to page 25 for more information.

	1st Qtr 2010	1st Qtr 2009	% chg	4th Qtr 2009	% chg
Selected income statement items ($m)					
Net interest income	1,066	1,076	(1)	1,127	(5)
Net fee and commission income	341	317	8	358	(5)
Other non-interest income	306	269	14	87	>100
Total income	1,713	1,662	3	1,572	9
Expenses	702	638	10	700	-
Profit before allowances	1,011	1,024	(1)	872	16
Allowances for credit and other losses	355	414	(14)	384	(8)
Profit before tax	678	630	8	494	37
Net profit	532	456	17	493	8
One-time items [1/]	-	(23)	NM	-	-
Net profit including one-time items	532	433	23	493	8
Selected balance sheet items ($m)					
Customer loans [2/]	133,908	130,557	3	130,583	3
Interbank assets [3/]	18,672	30,261	(38)	24,189	(23)
Total assets	262,036	273,252	(4)	258,644	1
Customer deposits [4/]	181,560	179,818	1	183,432	(1)
Total liabilities	231,716	244,923	(5)	229,145	1
Shareholders' funds	26,183	24,042	9	25,373	3
Key financial ratios (%) (excluding one-time items) [5/]					
Net interest margin	1.93	1.99		2.02	
Non-interest/total income	37.8	35.3		28.3	
Cost/income ratio	41.0	38.4		44.5	
Return on assets	0.82	0.69		0.76	
Return on equity [6/]	8.24	8.01		7.76	
Loan/deposit ratio	73.8	72.6		71.2	
NPL ratio	2.7	2.0		2.9	
Specific allowances (loans)/average loans (bp)	97	70		116	
Tier 1 capital adequacy ratio	13.4	12.5		13.1	
Total capital adequacy ratio	17.1	16.7		16.7	

	1st Qtr 2010	1st Qtr 2009	4th Qtr 2009
Per share data ($)			
Per basic share			
– earnings excluding one-time items and goodwill charges	0.92	0.85	0.85
– earnings	0.92	0.84	0.85
– net book value [6/]	11.20	10.27	10.85
Per diluted share			
– earnings excluding one-time items and goodwill charges	0.89	0.83	0.83
– earnings	0.89	0.82	0.83
– net book value [6/]	10.99	10.10	10.65

Notes:
1/ One-time items include impairment charges for Thai investment
2/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
3/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
5/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
6/ Minority interests are not included as equity in the computation of net book value and return on equity
NM Not Meaningful

First-quarter net profit of $532 million rose 17% from a year ago and 8% from the previous quarter. Revenues were higher and business volume growth was sustained from recent quarters. While non-performing assets declined, additional allowances were set aside to increase their coverage.

Net interest income declined from both comparative periods to $1.07 billion. While housing and corporate loans increased, the impact was offset by a decline in interest margins as the credit environment normalised.

Higher non-interest income resulted in an overall revenue increase of 3% from a year ago and 9% from the previous quarter. Net fee income of $341 million was 8% higher than a year ago in line with better economic conditions. Trading income was better than both comparative periods from better market opportunities and was supported by strong customer flows.

Expenses of $702 million were similar to the previous quarter and the cost-income ratio was 41%.

The non-performing loan rate improved from 2.9% in the previous quarter to 2.7% due to customer repayments. Allowances of $355 million were lower than both comparative periods. Allowance coverage of non-performing assets improved to 92% and to 119% if collateral was considered.

The total capital adequacy ratio stood at 17.1% with tier-1 at 13.4%.

Return on assets was 0.82% while return on equity was 8.2%. Both ratios were better than a year ago and the previous quarter.

NET INTEREST INCOME

Average balance sheet	1st Qtr 2010 Average balance ($m)	1st Qtr 2010 Interest ($m)	1st Qtr 2010 Average rate (%)	1st Qtr 2009 Average balance ($m)	1st Qtr 2009 Interest ($m)	1st Qtr 2009 Average rate (%)	4th Qtr 2009 Average balance ($m)	4th Qtr 2009 Interest ($m)	4th Qtr 2009 Average rate (%)
Interest-bearing assets									
Customer loans	132,388	934	2.86	128,695	1,107	3.49	128,152	968	3.00
Interbank assets	42,548	74	0.71	41,384	107	1.05	41,697	82	0.78
Securities	49,457	364	2.98	49,044	441	3.65	51,613	387	2.97
Total	224,393	1,372	2.48	219,123	1,655	3.06	221,462	1,437	2.57
Interest-bearing liabilities									
Customer deposits	181,335	215	0.48	175,464	387	0.90	180,701	219	0.48
Other borrowings	25,148	91	1.46	28,227	192	2.76	22,859	91	1.58
Total	206,483	306	0.60	203,691	579	1.15	203,560	310	0.60
Net interest income/margin [1/]		1,066	1.93		1,076	1.99		1,127	2.02

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income fell 1% from a year ago and 5% from the previous quarter to $1.07 billion. While customer loans were higher, yields on housing and trade finance loans were lower due to a normalised credit environment.

With deposit costs remaining unchanged, interest margins declined nine basis points from the previous quarter to 1.93%, offsetting the impact of higher asset volumes.

A fewer number of days accounted for part of the decline in net interest income from the previous quarter.

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Qtr 2010 versus 1st Qtr 2009 Volume	Rate	Net change	1st Qtr 2010 versus 4th Qtr 2009 Volume	Rate	Net change
Interest income						
Customer loans	32	(205)	(173)	32	(45)	(13)
Interbank assets	3	(36)	(33)	2	(9)	(7)
Securities	4	(81)	(77)	(16)	1	(15)
Total	39	(322)	(283)	18	(53)	(35)
Interest expense						
Customer deposits	13	(185)	(172)	1	(1)	-
Other borrowings	(20)	(81)	(101)	6	(4)	2
Total	(7)	(266)	(273)	7	(5)	2
Net impact on interest income	46	(56)	(10)	11	(48)	(37)
Due to change in number of days			-			(24)
Net Interest Income			(10)			(61)

NET FEE AND COMMISSION INCOME

($m)	1st Qtr 2010	1st Qtr 2009	% chg	4th Qtr 2009	% chg
Stockbroking	42	28	50	41	2
Investment banking	27	17	59	59	(54)
Trade and remittances	59	74	(20)	55	7
Loan related	100	96	4	85	18
Guarantees	13	15	(13)	14	(7)
Deposit related	21	20	5	21	-
Credit card	33	33	-	36	(8)
Fund management	5	5	-	4	25
Wealth management	27	16	69	30	(10)
Others	14	13	8	13	8
Total	341	317	8	358	(5)

Net fee and commission income rose 8% from a year ago to $341 million from a range of activities, including stockbroking, investment banking and wealth management, as economic conditions strengthened.

Compared to the previous quarter, net fee and commission income fell 5% with lower investment banking income as the previous quarter included significant deal bookings. Loan-related and trade and remittance activities remained strong.

OTHER NON-INTEREST INCOME

($m)	1st Qtr 2010	1st Qtr 2009	% chg	4th Qtr 2009	% chg
Net trading income/(loss)	260	204	27	179	45
Net (loss)/income from financial instruments designated at fair value	(30)	(54)	44	(124)	76
Net income on financial investments	50	106	(53)	3	>100
Net gain on fixed assets	14	-	NM	13	8
Others (include rental income)	12	13	(8)	16	(25)
Total	306	269	14	87	>100

Note:
NM Not Meaningful

Net trading income rose to $230 million from $150 million a year ago and $55 million in the previous quarter. The improved performance reflected better market opportunities and customer flows in interest rate, foreign exchange and credit activities.

Customer flows accounted for more than half of the net trading income for the quarter.

The higher trading income boosted other non-interest income to $306 million from $269 million a year ago and $87 million in the previous quarter.

EXPENSES

($m)	1st Qtr 2010	1st Qtr 2009	% chg	4th Qtr 2009	% chg
Staff	338	327	3	313	8
Occupancy	70	71	(1)	56	25
Computerisation	129	112	15	143	(10)
Revenue-related	31	33	(6)	39	(21)
Others	134	95	41	149	(10)
Total	702	638	10	700	0
Staff headcount at period-end	14,267	14,082	1	14,033	2
Included in the above table were:					
Depreciation of properties and other fixed assets	48	41	17	48	-
Directors' fees	1	1	-	1	-
Audit fees payable	2	2	-	1	100

Expenses of $702 million were similar to the previous quarter. An increase in staff costs in line with revenues was offset by lower non-staff costs. Compared to a year ago, costs were 10% higher as both staff and non-staff costs rose.

The cost-income ratio of 41% was better than the previous quarter's 45% but higher than the 38% a year ago.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	1st Qtr 2010	1st Qtr 2009	% chg	4th Qtr 2009	% chg
General allowances (GP)	25	182	(86)	(225)	NM
Specific allowances (SP) for loans [1/]	324	225	44	387	(16)
Singapore	10	30	(67)	8	25
Hong Kong	7	91	(92)	15	(53)
Rest of Greater China	(3)	14	NM	22	NM
South and South-east Asia	6	10	(40)	12	(50)
Rest of the world	304	80	>100	330	(8)
Specific allowances (SP) for securities, properties and other assets [2/]	6	7	(14)	222	(97)
Total	355	414	(14)	384	(8)

Notes:
1/ Specific allowances for loans are classified according to where the borrower is incorporated. Historical comparatives have been restated to conform to the current year presentation
2/ Exclude one-time items

Specific allowances for loans have been reclassified from where the loans are booked to where the borrowers are incorporated. Comparative figures have been restated to conform to the current presentation.

Specific allowances for loans fell to $324 million from $387 million in the previous quarter. Most of the charges were taken for existing corporate NPLs in Rest of the World.

General allowances of $25 million were taken during the quarter for loan growth.

PERFORMANCE BY BUSINESS SEGMENTS [1]

($m)	Consumer/ Private Banking	Institutional Banking	Treasury	Others	Total
Selected income items					
1st Qtr 2010					
Net interest income	359	474	214	19	1,066
Non-interest income	157	330	161	(1)	647
Total income	516	804	375	18	1,713
Expenses	350	247	81	24	702
Allowances for credit and other losses	12	328	5	10	355
Share of profits of associates	-	6	-	16	22
Profit before tax	154	235	289	-	678
Income tax expense	23	28	50	(12)	89
Net profit	131	208	239	(46)	532
4th Qtr 2009					
Net interest income	369	481	278	(1)	1,127
Non-interest income	156	323	(72)	38	445
Total income	525	804	206	37	1,572
Expenses	387	269	62	(18)	700
Allowances for credit and other losses	(9)	417	(43)	19	384
Share of profits of associates	-	9	-	(3)	6
Profit before tax	147	127	187	33	494
Income tax expense	23	(9)	37	(98)	(47)
Net profit	124	146	150	73	493
1st Qtr 2009 [2]					
Net interest income	333	427	298	18	1,076
Non-interest income	142	335	188	(79)	586
Total income	475	762	486	(61)	1,662
Expenses	272	218	96	52	638
Allowances for credit and other losses	35	211	50	118	414
Share of profits of associates	-	5	-	15	20
Profit before tax	168	338	340	(216)	630
Income tax expense	26	79	66	(56)	115
Net profit	142	261	275	(222)	456
Selected balance sheet and other items [3]					
31 Mar 2010					
Total assets before goodwill	46,799	100,758	98,434	10,225	256,216
Goodwill on consolidation					5,820
Total assets					262,036
Total liabilities	115,590	64,087	38,180	13,859	231,716
Capital expenditure for 1st Qtr 2010	3	6	2	7	18
Depreciation for 1st Qtr 2010	12	6	2	28	48

($m)	Consumer/ Private Banking	Institutional Banking	Treasury	Others	Total
31 Dec 2009					
Total assets before goodwill	45,094	100,649	97,959	9,095	252,797
Goodwill on consolidation					5,847
Total assets					258,644
Total liabilities	115,194	69,084	31,262	13,605	229,145
Capital expenditure for 4th Qtr 2009	14	5	3	37	59
Depreciation for 4th Qtr 2009	14	6	2	26	48
31 Mar 2009					
Total assets before goodwill	40,145	103,804	113,078	10,378	267,405
Goodwill on consolidation					5,847
Total assets					273,252
Total liabilities	114,916	63,846	48,368	17,793	244,923
Capital expenditure for 1st Qtr 2009	4	5	3	37	49
Depreciation for 1st Qtr 2009	12	6	1	22	41

Notes:
1/ With effect from 1 January 2010, the Group has adopted a revised capital benefit and fund transfer policy. The business segments have also been reaggregated following a review. Comparative figures have been restated to conform to the current year presentation
2/ Allowances for credit and other losses and profits exclude one-time items
3/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. During the quarter, no one group of related customers generated more than 10% of the Group's revenues.

The external presentation of the business segment results has been revised from first-quarter 2010 to better reflect internal management reporting. In addition, the Group adopted a revised capital benefit and fund transfer policy with effect from 1 January 2010. Comparative figures have been restated to conform to the current presentation.

The various business segments are described below:

Consumer/ Private Banking
Consumer/ Private Banking provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments, investment and insurance products.

Compared to the previous quarter, net interest income declined due to lower housing loan yields. Expenses declined due to seasonal expenses in the previous quarter. There was a net specific allowance write-back for private banking in the previous quarter.

Institutional Banking
Institutional Banking provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products. Institutional Banking also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.
Asset management activities also fall under this segment.

Net interest income and non-interest income were stable compared to the previous quarter. Expenses declined due to lower wage and non-staff cost accruals. Allowance charges were largely for specific allowances for existing NPLs in Rest of the World.

Treasury
Treasury provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other

business segments, such as Consumer/Private Banking and Institutional Banking, is reflected in the respective segments. Treasury is also responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Treasury's revenues were higher than the previous quarter as better trading conditions and customer flows boosted non-interest income. Expenses were higher as wage cost accruals increased in line with revenues.

Others

Others encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments.

PERFORMANCE BY GEOGRAPHY [1/]

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
1st Qtr 2010						
Net interest income	657	202	76	77	54	1,066
Non-interest income	369	165	31	54	28	647
Total income	1,026	367	107	131	82	1,713
Expenses	419	147	69	53	14	702
Allowances for credit and other losses	278	7	6	11	53	355
Share of profits of associates	3	-	4	15	-	22
Profit before tax	332	213	36	82	15	678
Income tax expense	26	33	6	20	4	89
Net profit	249	180	30	62	11	532
4th Qtr 2009						
Net interest income	704	216	75	79	53	1,127
Non-interest income	250	126	13	26	30	445
Total income	954	342	88	105	83	1,572
Expenses	410	154	81	46	9	700
Allowances for credit and other losses	209	37	35	15	88	384
Share of profits of associates	3	-	6	(3)	-	6
Profit before tax	338	151	(22)	41	(14)	494
Income tax expense	(45)	23	(9)	6	(22)	(47)
Net profit	335	128	(13)	35	8	493
1st Qtr 2009 [2/]						
Net interest income	655	224	80	73	44	1,076
Non-interest income	304	127	37	82	36	586
Total income	959	351	117	155	80	1,662
Expenses	375	150	60	41	12	638
Allowances for credit and other losses	226	88	12	34	54	414
Share of profits of associates	3	-	3	14	-	20
Profit before tax	361	113	48	94	14	630
Income tax expense	43	19	9	31	13	115
Net profit	259	94	39	63	1	456
Selected balance sheet items [3/]						
31 Mar 2010						
Total assets before goodwill	163,380	49,718	15,724	14,313	13,081	256,216
Goodwill on consolidation	171	5,649	-	-	-	5,820
Total assets	163,551	55,367	15,724	14,313	13,081	262,036
Non-current assets [4/]	1,478	518	143	43	1	2,183
Gross customer loans	77,723	34,008	10,798	7,483	6,983	136,995

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
31 Dec 2009						
Total assets before goodwill	165,652	47,653	14,362	12,743	12,387	252,797
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	165,850	53,302	14,362	12,743	12,387	258,644
Non-current assets 4/	1,485	530	142	46	1	2,204
Gross customer loans	75,117	33,431	10,252	8,058	6,562	133,420
31 Mar 2009						
Total assets before goodwill	180,978	46,173	14,438	12,898	12,918	267,405
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	181,176	51,822	14,438	12,898	12,918	273,252
Non-current assets 4/	1,580	611	25	67	2	2,285
Gross customer loans	74,981	32,814	9,439	7,920	7,630	132,784

Notes:
1/ The geographical segment analysis is based on the location where transactions and assets are booked
2/ Allowances for credit and other losses and profits exclude one-time items
3/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments
4/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit fell to $249 million from $335 million in the previous quarter, which had the benefit of a tax write-back. Profit before tax was stable as higher non-interest income was offset by an increase in allowances.

Net interest income fell 7% from lower interest margins due to lower loan yields. Loans rose as housing and corporate loans increased. Non-interest income rose 48% from better trading income and customer flows for treasury products.

Expenses were little changed. Allowances rose 33%. Most of the charges were specific allowances for existing NPLs booked in Singapore but whose borrower's country of incorporation was in Rest of the World.

Hong Kong

The first quarter's results incorporate a depreciation of the Singapore dollar against the Hong Kong dollar of 1% from the previous quarter and an appreciation of 8% from a year ago.

Net profit rose to $180m from $128 million in the previous quarter as non-interest income, expenses and allowances improved.

Net interest income decreased 6% from the previous quarter as net interest margins declined nine basis points to 1.80% as loan yields fell. Loans rose 2% from the previous quarter, led by housing and corporate loans.

Non-interest income rose 31% from the previous quarter, boosted by sales of treasury products, better trading opportunities and gains from sale of investment securities.

Expenses were lower than the previous quarter as general expenses such as advertising fell. Specific allowances declined as charges for new and existing NPLs fell and writebacks for corporate loans increased. General allowances also fell compared to the previous quarter in line with lower loan growth.

CUSTOMER LOANS [1/]

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Gross	136,995	133,420	132,784
Less:			
Specific allowances	1,748	1,512	1,051
General allowances	1,339	1,325	1,176
Net total	133,908	130,583	130,557
By business unit [2/]			
Consumer/ Private Banking	46,117	44,162	40,047
Institutional Banking	90,586	88,503	91,974
Others	292	755	763
Total (Gross)	136,995	133,420	132,784
By geography [3/]			
Singapore	64,184	61,713	62,520
Hong Kong	33,492	32,999	32,525
Rest of Greater China	11,647	11,211	10,567
South and South-east Asia	12,020	11,726	10,820
Rest of the world	15,652	15,771	16,352
Total (Gross)	136,995	133,420	132,784
By industry			
Manufacturing	17,098	16,239	16,946
Building and construction	18,852	18,433	18,786
Housing loans	34,949	33,120	29,882
General commerce	13,617	13,335	12,426
Transportation, storage & communications	12,598	12,277	13,073
Financial institutions, investment & holding companies	16,813	16,710	16,988
Professionals & private individuals (except housing loans)	10,397	10,873	10,346
Others	12,671	12,433	14,337
Total (Gross)	136,995	133,420	132,784
By currency and fixed/variable pricing			
Singapore dollar	58,238	56,712	56,469
Fixed rates	24,468	22,489	17,628
Floating or adjustable rates	33,770	34,223	38,841
Hong Kong dollar	30,876	30,274	30,272
Fixed rates	619	621	680
Floating or adjustable rates	30,257	29,653	29,592
US dollar	31,047	29,449	29,194
Fixed rates	2,680	2,500	1,686
Floating or adjustable rates	28,367	26,949	27,508
Others	16,834	16,985	16,849
Fixed rates	2,725	2,940	2,436
Floating or adjustable rates	14,109	14,045	14,413
Total (Gross)	136,995	133,420	132,784

Notes:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
2/ The business segments have been reaggregated following a review. Historical comparatives have been restated to conform to the current year presentation.
3/ Loans by geography are classified according to where the borrower is incorporated. Historical comparatives have been restated to conform to the current year presentation.

Gross customer loans rose 3% from the previous quarter to $137.0 billion. Loan growth was more broad-based than recent quarters as corporate loans expanded in addition to housing loans.

Loans in Hong Kong rose 2% in local currency terms from the previous quarter as housing and corporate loans grew.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1]

By business unit [2]	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2010						
Consumer/ Private Banking	496	190	459	1.1	131	242
Institutional Banking	3,268	1,637	880	3.6	77	97
Total non-performing loans (NPL)	3,764	1,827	1,339	2.7	84	111
Debt securities	127	104	99	-	160	187
Contingent liabilities & others	177	103	250	-	199	219
Total non-performing assets (NPA)	4,068	2,034	1,688	-	92	119
31 Dec 2009						
Consumer/ Private Banking	513	195	440	1.2	124	236
Institutional Banking	3,363	1,410	885	3.8	68	86
Total non-performing loans (NPL)	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets (NPA)	4,219	1,808	1,672	-	83	108
31 Mar 2009						
Consumer/ Private Banking	615	260	398	1.5	107	198
Institutional Banking	2,106	855	778	2.3	78	127
Total non-performing loans (NPL)	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets (NPA)	3,233	1,420	1,727	-	97	156

Notes:
1/ Allowances for credit and other losses exclude one-time items
2/ The business segments have been reaggregated following a review. Historical comparatives have been restated to conform to the current year presentation.

By geography

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2010						
Singapore	700	211	559	1.1	110	277
Hong Kong	540	308	335	1.6	119	180
Rest of Greater China	361	199	126	3.1	90	143
South and South-east Asia	149	72	170	1.2	162	180
Rest of the World	2,014	1,037	149	12.9	59	64
Total non-performing loans	3,764	1,827	1,339	2.7	84	111
Debt securities	127	104	99	-	160	187
Contingent liabilities & others	177	103	250	-	199	219
Total non-performing assets	4,068	2,034	1,688	-	92	119
31 Dec 2009						
Singapore	731	213	546	1.2	104	244
Hong Kong	567	327	330	1.7	116	173
Rest of Greater China	352	213	121	3.1	95	143
South and South-east Asia	157	82	174	1.3	163	186
Rest of the World	2,069	770	154	13.1	45	49
Total non-performing loans	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets	4,219	1,808	1,672	-	83	108
31 Mar 2009						
Singapore	747	316	359	1.2	90	160
Hong Kong	860	381	324	2.6	82	152
Rest of Greater China	494	249	115	4.7	74	122
South and South-east Asia	184	72	183	1.7	139	181
Rest of the World	436	97	195	2.7	67	101
Total non-performing loans	2,721	1,115	1,176	2.0	84	142
Debt securities	293	251	338	-	201	216
Contingent liabilities & others	219	54	213	-	122	202
Total non-performing assets	3,233	1,420	1,727	-	97	156

By industry ($m)	31 Mar 2010		31 Dec 2009		31 Mar 2009	
	NPA	SP	NPA	SP	NPA	SP
Manufacturing	697	375	735	386	824	381
Building and construction	131	24	89	22	258	44
Housing loans	175	27	188	30	214	42
General commerce	459	280	472	238	472	226
Transportation, storage & communications	290	121	264	97	29	7
Financial institutions, investment & holding companies	1,649	818	1,738	621	433	141
Professionals & private individuals (except housing loans)	212	94	234	113	299	151
Others	151	88	156	98	192	123
Total non-performing loans	3,764	1,827	3,876	1,605	2,721	1,115
Debt securities	127	104	160	106	293	251
Contingent liabilities & others	177	103	183	97	219	54
Total non-performing assets	4,068	2,034	4,219	1,808	3,233	1,420

By loan classification ($m)	31 Mar 2010		31 Dec 2009		31 Mar 2009	
	NPA	SP	NPA	SP	NPA	SP
Non-performing assets						
Substandard	2,078	269	2,155	195	1,931	219
Doubtful	1,311	1,086	1,431	977	950	849
Loss	679	679	633	636	352	352
Total	4,068	2,034	4,219	1,808	3,233	1,420
Restructured assets						
Substandard	402	47	389	51	282	61
Doubtful	106	86	90	73	61	51
Loss	34	34	54	54	44	44
Total	542	167	533	178	387	156

By collateral type ($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
	NPA	NPA	NPA
Unsecured non-performing assets	3,133	3,233	2,018
Secured non-performing assets by collateral type			
Properties	520	540	817
Shares and debentures	106	124	121
Fixed deposits	24	22	18
Others	285	300	259
Total	4,068	4,219	3,233

By period overdue

($m)	31 Mar 2010 NPA	31 Dec 2009 NPA	31 Mar 2009 NPA
Not overdue	1,653	1,802	1,107
<90 days overdue	265	358	589
91-180 days overdue	245	113	495
>180 days overdue	1,905	1,946	1,042
Total	4,068	4,219	3,233

Non-performing loans fell 3% from the previous quarter to $3.76 billion or 2.7% of the loan portfolio from customer loan repayments. Forty-one percent of non-performing assets were still current in interest principal, similar to the previous quarter.

Allowance coverage rose to 92% of non-performing assets and to 119% if collateral was considered.

FUNDING SOURCES

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Customer deposits [1/]	181,560	183,432	179,818
Interbank liabilities [2/]	10,382	9,320	12,327
Other borrowings and liabilities [2/]	43,911	40,519	57,065
Shareholders' funds	26,183	25,373	24,042
Total	262,036	258,644	273,252

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
By currency and product			
Singapore dollar	104,748	103,842	98,356
Fixed deposits	18,691	20,617	19,692
Savings accounts	71,473	69,160	65,803
Current accounts	13,213	12,697	12,198
Others	1,371	1,368	663
Hong Kong dollar	23,195	23,625	25,147
Fixed deposits	12,040	12,285	15,579
Savings accounts	7,526	7,932	6,537
Current accounts	3,477	3,254	2,702
Others	152	154	329
US dollar	27,282	29,018	30,615
Fixed deposits	14,490	14,912	19,926
Savings accounts	3,412	3,468	2,607
Current accounts	7,253	8,846	7,309
Others	2,127	1,792	773
Others	26,335	26,947	25,700
Fixed deposits	19,405	20,441	20,693
Savings accounts	2,124	2,191	1,441
Current accounts	2,485	2,908	2,295
Others	2,321	1,407	1,271
Total	181,560	183,432	179,818
Fixed deposits	64,626	68,255	75,890
Savings accounts	84,535	82,751	76,388
Current accounts	26,428	27,705	24,504
Others	5,971	4,721	3,036

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits fell 1% from the previous quarter to $181.6 billion as fixed deposits declined. Singapore-dollar savings deposits continued to increase.

The overall deposit mix improved further during the quarter as the proportion of savings accounts increased.

OTHER BORROWINGS & LIABILITIES

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Subordinated term debts[1/]	7,662	7,702	9,539
Other debt securities in issue			
Due within 1 year	248	44	310
Due after 1 year	331	369	502
Comprising:			
Secured [2/]	-	75	419
Unsecured	579	338	393
Others	35,670	32,404	46,714
Total	43,911	40,519	57,065

Notes:
1/ All subordinated term debts issued are unsecured
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 April 2009 to 31 March 2010. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 April 2009 to 31 March 2010		
($m)	As at 31 March 2010	Average	High	Low
Total	28	32	52	19

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 April 2009 to 31 March 2010.


DBSH Group VaR for Trading Book
No. of Days
0
5
10
15
20
25
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
>40-41
>41-42
>42-43
>43-44
>44-45
>45-46
>46-47
>47-48
>48-49
>49-50
>50-51
>51-52
>52-53
VaR (S$ million)

Note:
With effect from 1 Jun 2009, the number of historical scenarios used for the VaR calculation was revised from 500 days to 250 days


Daily Distribution of Treasury & Markets Group Trading Income
(1 Apr 2009 to 31 Mar 2010)
No. of days
0
5
10
15
20
25
30
35
40
>(44)-(42)
>(40)-(38)
>(36)-(34)
>(32)-(30)
>(28)-(26)
>(24)-(22)
>(20)-(18)
>(16)-(14)
>(12)-(10)
>(8)-(6)
>(4)-(2)
>0-2
>4-6
>8-10
>12-14
>16-18
>20-22
>24-26
>28-30
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Tier 1			
Share capital	8,440	8,435	8,423
Disclosed reserves and others	21,194	20,928	20,429
Less: Tier 1 Deductions	(6,084)	(6,098)	(6,034)
Eligible Tier 1	23,550	23,265	22,818
Tier 2			
Loan allowances admitted as Tier 2	662	434	734
Subordinated debts	5,955	5,970	6,901
Revaluation surplus from equity securities	102	87	16
Less: Tier 2 Deductions	(142)	(128)	(112)
Total eligible capital	30,127	29,628	30,357
Risk-weighted assets	175,850	177,222	181,875
Capital adequacy ratio (%)			
Tier 1 ratio	13.4	13.1	12.5
Tier 2 ratio	3.7	3.6	4.2
Total (Tier 1 & 2) ratio	17.1	16.7	16.7

The Group's capital adequacy ratio increased from 16.7% in the previous quarter to 17.1% due to profits for the quarter and a reduction in risk-weighted assets.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Properties	499	511	513
Financial investments	73	119	(321)
Total	572	630	192

The amount of unrealised valuation surplus decreased from $630 million in the previous quarter to $572 million mainly due to disposal of financial investments.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	1st Qtr 2010	1st Qtr 2009	+/(-) %	4th Qtr 2009	+/(-) %
Income					
Interest income	**1,372**	1,655	(17)	**1,437**	(5)
Interest expense	**306**	579	(47)	**310**	(1)
Net interest income	**1,066**	1,076	(1)	**1,127**	(5)
Net fee and commission income	**341**	317	8	**358**	(5)
Net trading income/(loss)	**260**	204	27	**179**	45
Net (loss)/income from financial instruments designated at fair value	**(30)**	(54)	44	**(124)**	76
Net income from financial investments	**50**	106	(53)	**3**	>100
Other income	**26**	13	100	**29**	(10)
Total income	**1,713**	1,662	3	**1,572**	9
Expenses					
Employee benefits	**338**	327	3	**313**	8
Depreciation of properties and other fixed assets	**48**	41	17	**48**	-
Other expenses	**316**	270	17	**339**	(7)
Allowances for credit and other losses	**355**	437	(19)	**384**	(8)
Total expenses	**1,057**	1,075	(2)	**1,084**	(2)
Profit	**656**	587	12	**488**	34
Share of profits of associates	**22**	20	10	**6**	>100
Profit before tax	**678**	607	12	**494**	37
Income tax expense	**89**	115	(23)	**(47)**	NM
Net profit	**589**	492	20	**541**	9
Attributable to:					
Shareholders	**532**	433	23	**493**	8
Minority interests	**57**	59	(3)	**48**	19
	589	492	20	**541**	9

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	1st Qtr 2010	1st Qtr 2009	+/(-) %	4th Qtr 2009	+/(-) %
Net profit	**589**	492	20	**541**	9
Other comprehensive income:					
Foreign currency translation differences for foreign operations	**31**	135	(77)	**(4)**	NM
Share of other comprehensive income of associates	**(3)**	6	NM	**2**	NM
Available-for-sale financial assets					
Net valuation taken to equity	**230**	(392)	NM	**32**	>100
Transferred to income statement due to impairment	**-**	-	-	**-**	-
Transferred to income statement on sale	**23**	(112)	NM	**(31)**	NM
Tax on items taken directly to or transferred from equity	**(22)**	46	NM	**(15)**	(47)
Other comprehensive income, net of tax	**259**	(317)	NM	**(16)**	NM
Total comprehensive income	**848**	175	>100	**525**	62
Attributable to:					
Shareholders	**795**	27	>100	**490**	62
Minority interests	**53**	148	(64)	**35**	51
	848	175	>100	**525**	62

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheets

In $ millions	GROUP			COMPANY		
	31 Mar 2010	31 Dec 2009 [1]	31 Mar 2009	31 Mar 2010	31 Dec 2009 [1]	31 Mar 2009
ASSETS						
Cash and balances with central banks	29,273	22,515	18,292			
Singapore Government securities and treasury bills	13,967	15,960	14,312			
Due from banks	15,850	22,203	28,331			
Financial assets at fair value though profit or loss [2]	13,133	11,257	10,890			
Positive fair values for financial derivatives	15,588	16,015	30,153			
Loans and advances to customers	133,268	129,973	129,936			
Financial investments	22,695	25,731	25,025			
Securities pledged	1,596	784	1,181			
Subsidiaries	-	-	-	9,713	9,698	10,959
Investments in associates	687	672	640			
Goodwill on consolidation	5,820	5,847	5,847			
Properties and other fixed assets	1,087	1,134	1,364			
Investment properties	409	398	281			
Deferred tax assets	118	144	219			
Other assets	8,545	6,011	6,781	65	93	99
TOTAL ASSETS	262,036	258,644	273,252	9,778	9,791	11,058
LIABILITIES						
Due to banks	10,081	9,108	11,839			
Due to non-bank customers	176,309	178,448	174,914			
Financial liabilities at fair value through profit or loss [3]	10,340	9,217	9,492			
Negative fair values for financial derivatives	15,300	16,406	29,406			
Bills payable	761	501	870			
Current tax liabilities	816	807	822			
Deferred tax liabilities	52	54	46			
Other liabilities	9,816	6,489	7,183	5	5	3
Other debt securities in issue	579	413	812			
Subordinated term debts	7,662	7,702	9,539			
TOTAL LIABILITIES	231,716	229,145	244,923	5	5	3
NET ASSETS	30,320	29,499	28,329	9,773	9,786	11,055
EQUITY						
Share capital	8,440	8,435	8,423	8,440	8,435	8,423
Treasury shares	(86)	(114)	(120)	-	-	-
Other reserves	7,124	6,879	5,870	53	71	43
Revenue reserves	10,705	10,173	9,869	1,280	1,280	2,589
SHAREHOLDERS' FUNDS	26,183	25,373	24,042	9,773	9,786	11,055
Minority interests	4,137	4,126	4,287			
TOTAL EQUITY	30,320	29,499	28,329	9,773	9,786	11,055
OFF BALANCE SHEET ITEMS						
Contingent liabilities and commitments	102,741	98,207	99,438			
Financial derivatives	1,458,464	1,396,855	1,697,178			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.17	4.18	4.74
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.10	4.11	4.64

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2010	8,188	247	(114)	6,879	10,173	25,373	4,126	29,499
Exercise of share options	4					4		4
Reclassification of reserves upon exercise of share options	1			(1)		-		-
Cost of share-based payments				11		11		11
Draw-down of reserves upon vesting of performance shares			28	(28)		-		-
Dividends paid to minority interests							(42)	(42)
Total comprehensive income				263	532	795	53	848
Balance at 31 March 2010	8,193	247	(86)	7,124	10,705	26,183	4,137	30,320
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Cost of share-based payments				9		9		9
Draw-down of reserves upon vesting of performance shares			55	(55)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Dividends paid to minority interests							(45)	(45)
Total comprehensive income				(406)	433	27	148	175
Balance at 31 March 2009	8,176	247	(120)	5,870	9,869	24,042	4,287	28,329

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2010	8,188	247	-	71	1,280	9,786
Exercise of share options	4					4
Reclassification of reserves upon exercise of share options	1			(1)		-
Cost of share-based payments				11		11
Draw-down of reserves upon vesting of performance shares				(28)		(28)
Balance at 31 March 2010	8,193	247	-	53	1,280	9,773
Balance at 1 January 2009	4,149	66	-	89	2,590	6,894
Cost of share-based payments				9		9
Draw-down of reserves upon vesting of performance shares				(55)		(55)
Issue of shares	4,029	181				4,210
Share issues expense	(2)					(2)
Total comprehensive income					(1)	(1)
Balance at 31 March 2009	8,176	247	-	43	2,589	11,055

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Qtr 2010	1st Qtr 2009
Cash flows from operating activities		
Net profit for the year	**589**	492
Adjustments for non-cash items:		
Allowances for credit and other losses	**355**	437
Depreciation of properties and other fixed assets	**48**	41
Share of profits of associates	**(22)**	(20)
Net gain on disposal of properties and other fixed assets	**(14)**	-
Net gain on disposal of financial investments	**(50)**	(106)
Income tax expense	**89**	115
Profit before changes in operating assets & liabilities	**995**	959
Increase/(Decrease) in:		
Due to banks	**973**	2,818
Due to non-bank customers	**(2,139)**	11,555
Financial liabilities at fair value through profit or loss	**1,123**	(1,790)
Other liabilities including bills payable	**2,863**	(554)
Debt securities and borrowings	**(253)**	131
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(1,161)**	(447)
Singapore Government securities and treasury bills	**1,993**	485
Due from banks	**6,355**	(7,864)
Financial assets at fair value through profit or loss	**(1,876)**	(1,489)
Loans and advances to customers	**(3,636)**	(4,460)
Financial investments	**3,081**	(2,215)
Other assets	**(2,663)**	837
Tax paid	**(78)**	(73)
Net cash generated from / (used in) operating activities (1)	**5,577**	(2,107)
Cash flows from investing activities		
Dividends from associates	**18**	19
Purchase of properties and other fixed assets	**(18)**	(49)
Proceeds from disposal of properties and other fixed assets	**22**	4
Net cash generated from / (used in) investing activities (2)	**22**	(26)
Cash flows from financing activities		
Increase in share capital and share premium	**5**	4,208
Purchase of treasury shares	**-**	(21)
Dividends paid to minority interests	**(42)**	(45)
Net cash (used in) / generated from financing activities (3)	**(37)**	4,142
Exchange translation adjustments (4)	**35**	46
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**5,597**	2,055
Cash and cash equivalents at 1 January	**19,281**	12,678
Cash and cash equivalents at 31 March	**24,878**	14,733

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the first quarter ended 31 March 2010 is as follows:

At 1 January 2010	2,282,452,288
Exercise of share options pursuant to the DBSH Share Option Plan	344,376
At 31 March 2010	2,282,796,664
Weighted average number of shares for first quarter 2010	
- ordinary shares	2,282,694,950
- fully diluted	2,384,440,864

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Mar 2010	31 Dec 2009	31 Mar 2009
Conversion of non-voting CPS	180,654	180,654	180,654
Conversion of non-voting redeemable CPS	99,713,061	99,713,061	99,713,061
Exercise of share options	14,653,519	14,898,637	16,844,741

(c) The movement in the number of treasury shares for the first quarter ended 31 March 2010 is as follows:

At 1 January 2010	7,784,454
Vesting of performance shares	(1,863,122)
At 31 March 2010	5,921,332

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 27: Consolidated and Separate Financial Statements
The standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will have no impact on goodwill, nor will it give rise to a gain or loss. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

The changes introduced by FRS 27 must be applied prospectively and will affect future transactions with non-controlling interests.

FRS 103: Business Combination
The revised FRS 103 becomes effective for financial years beginning on or after 1 January 2010. It introduces a number of changes in the accounting for business combinations. For example, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed.

The changes introduced by FRS 103 must be applied prospectively and will affect future business combinations.

There is no expected material impact on the Group's financial statements from the adoption of all the other new or revised FRS and INT FRS highlighted on page 2.

CONFIRMATION BY THE BOARD

We, Peter Seah Lim Huat and Piyush Gupta, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Quarter ended 31 March 2010 Unaudited Financial Results of the Company to be false or misleading in any material aspect.

On behalf of the board of directors



Peter Seah Lim Huat
Chairman



Piyush Gupta
Chief Executive Officer

6 May 2010
Singapore